                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           ---------------------------

                                    FORM 11-K
                              FOR ANNUAL REPORTS OF
               EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended  December 31, 2004
                          ------------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _________________ to __________________


                         Commission file number 0-20212


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      ARROW INTERNATIONAL, INC. 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Arrow International, Inc.
                                 P. O. Box 12888
                           Reading, Pennsylvania 19612

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                                     PAGE NO.

FINANCIAL STATEMENTS:

     Report of Beard Miller Company LLP, Independent Registered         1
         Public Accounting Firm

     Statements of Net Assets Available for Benefits as of              2
         December 31, 2004 and 2003

     Statements of Changes in Net Assets Available for Benefits         3
         for the years ended December 31, 2004 and 2003

     Notes to Financial Statements                                      4

SUPPLEMENTARY SCHEDULE:
     Schedule of Assets (Held at End of Year)                           9

     Signatures                                                        10

     Exhibit Index                                                     11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Administrative Committee
Arrow International, Inc. 401(k) Plan


        We have audited the accompanying statements of net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004 and the four-month period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Arrow International, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 and the four-month period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan's management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 /s/ BEARD MILLER COMPANY LLP


Reading, Pennsylvania
June 29, 2005

--------------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

                                                             2004             2003
                                                        --------------   --------------
                           ASSETS

 Investments, at fair value:
     Money market fund                                   $  5,863,009     $  5,789,795
     Mutual funds                                          43,952,989       36,599,680
     Arrow International, Inc. common stock                 8,484,165        6,085,023
     Participant loans                                      2,183,402        2,035,287
                                                        --------------   --------------

                                                           60,483,565       50,509,785
                                                        --------------   --------------

 Receivables:
     Participants' contributions                                    0           36,197
     Employer's contributions                                  78,124           75,097
                                                        --------------   --------------

                                                               78,124          111,294
                                                        --------------   --------------

     NET ASSETS AVAILABLE FOR BENEFITS                    $60,561,689      $50,621,079
                                                        ==============   ==============


SEE NOTES TO FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004 AND FOUR MONTHS ENDED DECEMBER 31, 2003

                                                                        2004              2003
                                                                   ---------------   ---------------
INVESTMENT INCOME
   Net appreciation in fair value of investments                    $  4,883,009      $  2,924,042
   Interest and dividends                                              1,032,534           325,283
                                                                   ---------------   ---------------

                                                                       5,915,543         3,249,325
                                                                   ---------------   ---------------

CONTRIBUTIONS
   Participants                                                        5,099,118         1,375,347
   Employer, cash                                                      1,202,515           366,098
   Employer, Arrow International, Inc. common stock                      858,809           276,294
                                                                   ---------------   ---------------

                                                                       7,160,442         2,017,739
                                                                   ---------------   ---------------

BENEFITS PAID TO PARTICIPANTS                                         (3,126,565)         (827,789)
                                                                   ---------------   ---------------

ADMINISTRATIVE EXPENSES                                                   (8,810)           (3,600)
                                                                   ---------------   ---------------

      NET INCREASE                                                     9,940,610         4,435,675

NET ASSETS AVAILABLE FOR BENEFITS - BEGINNING OF PERIOD               50,621,079        46,185,404
                                                                   ---------------   ---------------

NET ASSETS AVAILABLE FOR BENEFITS - END OF PERIOD                    $60,561,689       $50,621,079
                                                                   ===============   ===============


SEE NOTES TO FINANCIAL STATEMENTS.
--------------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004 AND FOUR MONTH PERIOD ENDED DECEMBER 31, 2003


NOTE 1 - DESCRIPTION OF PLAN

        The following brief description of the Arrow International, Inc. 401(k) Plan (the Plan) is provided for general purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        GENERAL

          The Plan is a contributory, defined contribution plan which was adopted on September 1, 1991 to establish a deferred compensation arrangement under the provisions of Section 401(a) of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is intended to be a qualified plan under Section 401(a) of the Code. Effective September 1, 2003, the Plan year-end was changed to December 31 from August 31.

        ELIGIBILITY

          All employees of Arrow International, Inc. (the Company) and any of its affiliates which adopt the Plan are eligible to participate in the Plan immediately upon hire except (i) non-resident aliens and (ii) employees who are not scheduled to work 1,000 hours or more annually; provided, however, any employee who does work or is credited with at least 1,000 hours of service during a plan year will be eligible to participate.

        PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contributions and credited or charged with allocations of (a) the Company's contributions and (b) Plan investment earnings and losses, and administrative expenses, if any.

        FORFEITED ACCOUNTS

          As of December 31, 2004 and 2003, forfeited employer matching non-vested accounts amounted to $45,626 and $16,565, respectively. Forfeitures of employer matching non-vested accounts are used to reduce the employer's matching 401(k) contribution. During the periods ended December 31, 2004 and 2003, forfeitures of $11,477 and $-0-, respectively, were applied against employer contributions.

        VESTING

          Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A participant becomes 20% vested in the Company's discretionary contributions to the Plan after one year of service. Vesting increases 20% each year until the participant is fully vested after five years of credited service.


--------------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004 AND FOUR MONTH PERIOD ENDED DECEMBER 31, 2003


NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

        CONTRIBUTIONS

          PARTICIPANT TAX DEFERRED CONTRIBUTIONS

               Eligible participants may contribute up to 20% of their pre-tax earnings. The participants may direct their accounts into several different investment options. Participants are not permitted to allocate more than 50% of their contribution to the Arrow International Common Stock Fund. Contributions are subject to certain limitations. Included in this line on the Statement of Changes in Net Assets is $498,000 and $73,000 relating to rollover contributions for 2004 and 2003, respectively.

          EMPLOYER CONTRIBUTIONS

               The Plan sponsor can make discretionary matching contributions to the Plan. During the year ended December 31, 2004 and the four-month period ended December 31, 2003, the Company made this discretionary matching contribution at the rate of 50% of every dollar contributed by employees up to a maximum of 2% of the employee's pre-tax salary. Contributions are subject to certain limitations.

          OTHER EMPLOYER CONTRIBUTIONS

               The Plan sponsor is permitted to make a discretionary contribution to the Plan for the benefit of all employees. This contribution is to be made in the form of the Company's common stock. During the year ended December 31, 2004 and the four-month period ended December 31, 2003, the Plan sponsor chose to make this contribution at the rate of 1% of each employee's monthly salary. Once this contribution is made, participants have the ability to liquidate the stock and move the proceeds into other Plan investment options. Participants are immediately 100% vested in this contribution. Contributions are subject to certain limitations.

        PARTICIPANT LOANS

          A participant may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms may not exceed five years unless the loan is for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at the prime rate. Loans are repaid through regular payroll deductions.

        ADMINISTRATIVE COSTS

          Substantially all plan expenses are paid by the Plan sponsor.


--------------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004 AND FOUR MONTH PERIOD ENDED DECEMBER 31, 2003


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

        A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

        BASIS OF ACCOUNTING

          The accompanying financial statements have been prepared on the accrual basis of accounting.

        ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        INVESTMENT VALUATION AND INCOME RECOGNITION

          T. Rowe Price Trust Company is the Plan's trustee and recordkeeper.

          Money market funds, mutual funds, and the Company's common stock are stated at quoted market prices. Participant loans are stated at their unpaid principal balance which approximates their fair value. The change in the difference between fair value and the cost of investments is reflected in the statements of changes in net assets available for benefits as a component of the net realized and unrealized appreciation (depreciation) in fair value of investments.

          Investments of the Plan are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

          Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        PAYMENT OF BENEFITS

          Benefit payments to participants are recorded when paid.

          There were distributions due participants in the amount of $-0- and $37 at December 31, 2004 and 2003, respectively.


--------------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004 AND FOUR MONTH PERIOD ENDED DECEMBER 31, 2003


NOTE 3 - INVESTMENTS

        The following table represents plan investments at December 31, 2004 and 2003. Investments that represent five percent or more of the Plan's net assets are separately identified.

                                                DECEMBER 31, 2004                DECEMBER 31, 2003
                                         ------------------------------    -------------------------------
           INVESTMENTS                        COST         FAIR VALUE          COST          FAIR VALUE
-------------------------------------    --------------   -------------    --------------   --------------
At Fair Value as Determined by
    Quoted Market Prices:
        Money market fund, T. Rowe
          Price Prime Reserve Fund         $ 5,863,009     $ 5,863,009       $ 5,789,795      $ 5,789,795

        Mutual funds:
          T. Rowe Price Balanced
             Fund                            9,453,981      10,712,051         9,135,746        9,791,979
          T. Rowe Price Blue Chip
             Growth Fund                    18,374,370      20,741,910        17,761,194       18,622,647
          Other mutual funds                11,298,920      12,499,028         7,946,114        8,185,054

        Common stock, Arrow
          International, Inc.                5,600,019       8,484,165         4,505,246        6,085,023

At Cost, Which Approximates
    Fair Value:
        Participant loan fund,
          stated at cost                     2,183,402       2,183,402         2,035,287        2,035,287
                                         --------------   -------------    --------------   --------------

                                           $52,773,701      $60,483,565      $47,173,382      $50,509,785
                                         ==============   =============    ==============   ==============

        During the year ended December 31, 2004 and the four-month period ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                                                   FOUR MONTHS
                                                                    YEAR ENDED         ENDED
                                                                   DECEMBER 31,     DECEMBER 31,
                                                                       2004            2003
                                                                  --------------  ---------------
           Investments at fair value as determined by
               quoted market prices:
                    Arrow International, Inc. common stock           $1,536,440       ($197,489)
                    Mutual funds                                      3,346,569       3,121,531
                                                                  --------------  ---------------

                                                                     $4,883,009      $2,924,042
                                                                  ==============  ===============


--------------------------------------------------------------------------------

ARROW INTERNATIONAL, INC. 401(K) PLAN
--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004 AND FOUR MONTH PERIOD ENDED DECEMBER 31, 2003


NOTE 4 - PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 5 - INCOME TAX STATUS

        The Plan obtained its latest determination letter on December 18, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 6 - PARTIES-IN-INTEREST TRANSACTIONS

        Certain Plan investments are mutual funds that are managed by T. Rowe Price, the Plan's trustee and a party-in-interest to the Plan. The Plan also has a common stock fund which holds shares of Arrow International, Inc., the Plan sponsor and a party-in-interest. The Plan held 273,771 shares and 243,596 shares of Arrow International, Inc. common stock at December 31, 2004 and December 31, 2003, respectively.

        Fees paid during the year ended December 31, 2004 and the four month period ended December 31, 2003 for administrative services rendered by parties-in-interest were based on customary and reasonable rates for such services.

NOTE 7 - EXCESS CONTRIBUTIONS

        As of December 31, 2004 and 2003, net assets available for benefits include approximately $34,000 and $45,000, respectively, due to certain active participants for excess deferral contributions. Excess contributions associated with the Plan year ended December 31, 2003, in the amount of $45,000, were recorded as benefit payments for 2004. The excess contributions as of December 31, 2004 will be recorded as benefit payments when distributed in 2005.


--------------------------------------------------------------------------------

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
FORM 5500 - SCHEDULE H - LINE 4I
EIN:  23-1969991
PN:  004
DECEMBER 31, 2004


                                                      DESCRIPTION OF         **             CURRENT
 (A)            IDENTITY OF ISSUE (B)                 INVESTMENT (C)      COST (D)         VALUE (E)
-----  -----------------------------------------  --------------------  -------------  -----------------

  *     T. Rowe Price Prime Reserve Fund            Money Market Fund        N/A          $  5,863,009
  *     T. Rowe Price Balanced Fund                    Mutual Fund           N/A            10,712,051
  *     T. Rowe Price Blue Chip Growth Fund            Mutual Fund           N/A            20,741,910
  *     T. Rowe Price International Stock Fund         Mutual Fund           N/A             1,735,950
  *     T. Rowe Price Spectrum Income Fund             Mutual Fund           N/A             1,671,672
  *     T. Rowe Price Equity Income Fund               Mutual Fund           N/A             1,751,717
  *     T. Rowe Price Equity Index 500 Fund            Mutual Fund           N/A             2,444,494
  *     T. Rowe Price Mid-Cap Value Fund               Mutual Fund           N/A               884,424
  *     T. Rowe Price Small-Cap Value Fund             Mutual Fund           N/A             1,065,452
  *     T. Rowe Price Mid-Cap Growth Fund              Mutual Fund           N/A               893,046
  *     T. Rowe Price Small-Cap Stock Fund             Mutual Fund           N/A               423,472
  *     T. Rowe Price Retirement Income Fund           Mutual Fund           N/A               129,921
  *     T. Rowe Price Retirement 2010 Fund             Mutual Fund           N/A               563,665
  *     T. Rowe Price Retirement 2020 Fund             Mutual Fund           N/A               314,577
  *     T. Rowe Price Retirement 2030 Fund             Mutual Fund           N/A               499,072
  *     T. Rowe Price Retirement 2040 Fund             Mutual Fund           N/A               121,566
  *     Arrow International, Inc.                      Common Stock          N/A             8,484,165
        Participant loan fund                         5.00% to 10.5%         -0-             2,183,402
                                                                                        ----------------

                                                                                           $60,483,565
                                                                                        ================


*     Party-in-interest.
** Historical cost has not been presented as all investments are participant directed.

                                   SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           ARROW INTERNATIONAL, INC. 401(k) PLAN




Date:         June 29, 2005                By:    /s/ John C. Long
      -------------------------------         ----------------------------------
                                               John C. Long
                                               Vice President, Secretary and
                                                  Treasurer

                                  EXHIBIT INDEX

EXHIBIT NO.

23.1 Consent of Beard Miller Company LLP, Independent Registered Public Accounting Firm